SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FAO, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

JEFFREY E. SULTAN, ESQ., C/O JEFFER, MANGELS, BUTLER & MARMARO LLP

1900 AVENUE OF THE STARS, SEVENTH FLOOR, LOS ANGELES, CA 90067

(310) 201-3515

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240 13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AMENDED AND RESTATED LES AND SHERI BILLER REVOCABLE TRUST U/A DATED JUNE 5, 2002

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,399,301

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,399,301

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,399,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] (1)

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) 00

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)     Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, Kayne Anderson Capital Advisors, L.P. and its affiliates ("KACALP"), Woodacres LLC ("Woodacres"), Charles Norris, Hancock Park Capital II, L.P. ("Hancock") and Fred Kayne (See Item 6).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LES BILLER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,399,301

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,399,301

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,399,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ] (1)

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)     Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, KACALP, Woodacres, Charles Norris, Hancock and Fred Kayne (See Item 6).

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value, $0.001 (the “Common Stock”) of FAO, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

Item 2.	Identity and Background
(a) This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons):
Amended and Restated Les and Sheri Biller Revocable Trust U/A Dated June 5, 2002 (the “Trust”); and Les Biller. Mr. Biller is the trustee and a beneficiary of the Trust.
(b) The business address for each Reporting Person is as follows:
For the Trust:	Amended and Restated Les and Sheri Biller Revocable Trust U/A Dated June 5, 2002 c/o Les Biller, Trustee 10877 Wilshire Boulevard, Suite 1702 Los Angeles, California 90024

For Mr. Biller:	10877 Wilshire Boulevard, Suite 1702 Los Angeles, California 90024

(c) Present Principal Occupation or Employment: For the Trust: Not Applicable For Mr. Biller: Investor
(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization:
For the Trust: California For Mr. Biller: United States of America

By virtue of the voting agreement included in the Stockholders Agreement described in Item 6 (the "Stockholders Agreement"), the Reporting Persons, together with KACALP, Richard Kayne, Woodacres, Charles Norris, Hancock and Fred Kayne may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for the Stockholders Agreement and other agreements mentioned in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of  such persons.  Neither the making not contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed.  The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by any such persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer's securities.

Item 3.	Source and Amount of Funds or Other Consideration
The sources of the consideration for the purchase reported hereon consisted of the personal funds of the Trust. In connection with the posting of the letter of credit for which Mr. Biller provided

$400,000 in cash collateral, and in accordance with that certain Securities Purchase Agreement dated as of April 3, 2003, as amended, among the Issuer, the Trust and the other securities purchasers listed therein, the Issuer issued to the Trust five-year Warrants to purchase 65,968 shares of Common Stock at a price of $1.50 per share.   On April 22, 2003, the Issuer conducted a 1:15 reverse stock split with respect to the Common Stock.  The share amounts described herein refer to the number of shares after giving effect to the reverse stock split.

Item 4.	Purpose of Transaction
Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The Trust beneficially owns 1,399,301 shares of the Issuer’s Common Stock, or approximately 21.4% of the outstanding Common Stock. This percentage is based on 5,152,833 shares of Common Stock outstanding.  Of those shares, Mr. Biller, as Trustee, beneficially owns 1,399,301 shares of the Common Stock, or approximately 21.4% of the outstanding Common Stock.

(b) Mr. Biller, as Trustee of the Trust, has the sole power to vote and dispose, or direct the disposition, of the 1,399,301 shares owned by the Trust.
(c) The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:

Date Acquired	Type of Security	Amount of Common or Equivalents Acquired		Price Per Common Share	Where/How Transaction Effected
7/9/03	Warrants	65,968	(1)	$1.50	From Issuer

(1)     Issuable upon exercise of Warrants.  The Reporting Persons expressly disclaim any beneficial ownership many securities of the Issuer owned by Hancock, KACALP, Mr. Richard Kayne, Mr. Fred Kayne or Charles Norris.

(d) Not applicable.

(e) Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 4,009,115 shares beneficially owned by Fred Kayne, (ii) 2,168,916 shares beneficially owned by Woodacres, (iii) 699,650 shares beneficially owned by Charles Norris, (iv) 10,499,938 shares beneficially owned or controlled by Richard Kayne or KACALP, and (v) 3,498,252 shares beneficially owned by Hancock.  The information with respect to the beneficial ownership by Fred Kayne, Woodacres, Charles Norris, Richard Kayne, Hancock and KACALP is based on information supplied by, or on behalf of, such persons and the Reporting Persons make no representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by Fred Kayne, Woodacres, Charles Norris, Hancock, Richard Kayne or KACALP nonwithstanding the Stockholders Agreement among the Trust and such persons with respect to voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy, the Trust consummated the transactions contemplated by that certain Securities Purchase Agreement dated as of April 3, 2003, as amended, among the Issuer, the Trust and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”).    The Purchase Agreement includes among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Class I Convertible Preferred Stock, including the Trust, to cause the issuance of a letter of credit in favor of the Issuer’s lenders which, if posted and if drawn upon would entitle the purchasers to additional securities of the Issuer and which posting has resulted in the issuance of the Warrants that are the subject of this filing.

In connection with the Purchase Agreement, the Trust entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Class I Convertible Preferred Stock (the “Holders”) were granted rights to have the Common Stock issued or issuable upon conversion of the Class I Convertible Preferred Stock owned by such Holders registered for sale under the Securities Act of 1933, as amended, on the terms and conditions described therein.  The Common Stock issued or issuable upon exercise of the Warrants is also subject to the registration rights.

In connection with the Purchase Agreement, the Trust also entered into a Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which the Holders (i) were granted rights to have Class I Convertible Preferred Stock (and the common stock issuable upon conversion of such shares) owned by such Holders sold together with sales by other Holders on the terms and conditions described therein and (ii) agreed to sell their Class I Convertible Preferred Stock (and the Common Stock issuable upon conversion of such shares) in the event of an offer by a non-affiliate of the Issuer on the terms and conditions described therein.

In connection with Hancock's purchase of Class I Convertible Preferred Stock, the Trust also entered into the Stockholders Agreement, dated as of April 23, 2003, with Richard Kayne, KACALP, Woodacres, Charles Norris, Hancock and Fred Kayne, pursuant to which the parties other than Hancock agreed that they will vote all Class I Convertible Preferred Stock and Common Stock in favor of the election of one director designated by Hancock until Hancock owns less than 3,000 shares of Class I Convertible Preferred Stock (or the equivalent of such securities and Common Stock).

Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, dated as of May 2, 2003, by and between the Reporting Persons. (1)
99.2

Securities Purchase Agreement, dated as of April 3, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (Series H). (2)

99.3

First Amendment to Securities Purchase Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

99.4

Shareholders Agreement, dated April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Kayne Anderson Capital Advisors, L.P., Fred Kayne, Hancock Park Capital II, L.P., Woodacres, LLC, Charles Norris and Les Biller, as trustee. (1)

99.5

Registration Rights Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee. (1)

99.6

Stockholders Agreement, dated April 23, 2003, among Kayne Anderson Capital Advisors, L.P., Fred Kayne, Richard Kayne, Woodacres, LLC, Charles Norris, Les Biller, Fortune Twenty-Fifth, Inc. and Hancock Park Capital II, L.P.

(1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons.
(2) Previously filed as Exhibit 10.2 to Form 8-K filed on April 21, 2003 (File No. 000-19536), which exhibit is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 15th day of July 2003.

Amended and Restated Les and Sheri Biller
Revocable Trust U/A Dated June 5, 2002

By:	/s/ Les Biller
Les Biller, as Trustee

/s/ Les Biller
Les Biller